AMENDMENT TO THE HYDROGEN CORPORATION BY-LAWS

The By-laws of HydroGen Corporation are hereby amended by deleting Section 4.4 in its entirety and replacing it with the following new Section 4.4:

4.4  CHAIRMAN OF THE BOARD.  The Chairman of the Board shall be elected from among the directors by a majority vote of the directors each year at the first meeting of the Board of Directors following the annual meeting of shareholders. Any vacancy in the position of Chairman of the Board shall be filled on or before the next regular or special meeting of the Board of Directors from among the directors by a majority vote of the directors. The Chairman of the Board may be removed at any time by a majority vote of the directors. The Chairman of the Board shall, when present, preside at all meetings of the shareholders and of the directors and in general shall perform all duties incident to the office of Chairman of the Board and such other duties as may be prescribed by the directors from time to time. Unless otherwise ordered by the Board of Directors, the Chairman of the Board shall have full power and authority on behalf of the Corporation to attend and to act and to vote at any meeting of security holders of other corporations in which the Corporation may hold securities. At such meeting, the Chairman of the Board shall possess and may exercise any and all rights and powers incident to the ownership of such securities which the Corporation might have possessed and exercised if it had been present. The Board of Directors from time to time may confer similar power upon any other person or persons.